UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PHH CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

693320202

(CUSIP Number of Class of Securities)

William F. Brown, Esq.

Senior Vice President, General Counsel and Secretary

PHH Corporation

3000 Leadenhall Road

Mt. Laurel, New Jersey 08054

(856) 917-1744
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Wm. David Chalk, Esq.

Penny J. Minna, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$267,696,489	$31,026.02

*                      Calculated solely for purposes of determining the filing fee. This amount is based upon the assumed purchase of shares of common stock of PHH Corporation for an aggregate purchase price of up to $267,696,489 in cash at the maximum tender offer price of $14.25 in cash.

**               The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,829.40	Filing Party: PHH Corporation
Form or Registration No.: Schedule TO	Date Filed: August 11, 2017

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (the “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 11, 2017 (as amended by Amendment No. 1 to Schedule TO filed with the Commission on August 24, 2017 and together with this Amendment, the “Schedule TO”), by PHH Corporation, a Maryland corporation (the “Company” or “PHH “), relating to the offer to purchase its shares of common stock, par value $0.01 per share (the “Shares”), for an aggregate purchase price of up to $266 million in cash pursuant to (i) auction tenders at prices specified by the tendering stockholders (in increments of $0.05) of not greater than $14.25 per Share nor less than $13.45 per Share (“Auction Tenders”), or (ii) purchase price tenders pursuant to which stockholders indicate they are willing to sell their Shares to PHH at the Purchase Price (as defined below) determined in the Offer (as defined below) (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated August 11, 2017 (the “Original Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(i) to the Schedule TO, as amended and supplemented by the Supplement to Offer to Purchase, dated August 24, 2017 (the “Supplement”) filed as Exhibit (a)(1)(viii) to the Schedule TO (the Original Offer to Purchase as so amended and supplemented by the Supplement, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as amended, “Letter of Transmittal,” which together, as each may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Exchange Act. Only those items reported in this Amendment are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.

Item 11.         Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following:

“On September 11, 2017, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:01 a.m., New York City time, on September 11, 2017.  A copy of the press release is filed as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.”

Item 12.         Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(vi)	Press Release announcing the Preliminary Results of the Offer, dated September 11, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2017

PHH CORPORATION

By:	/s/ Michael R. Bogansky
Name:	Michael R. Bogansky
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated August 11, 2017 (previously filed with Schedule TO on August 11, 2017).
(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (previously filed with Schedule TO on August 11, 2017).
(a)(1)(iii)	Notice of Guaranteed Delivery (previously filed with Schedule TO on August 11, 2017).
(a)(1)(iv)	Form of Notice of Withdrawal (previously filed with Schedule TO on August 11, 2017).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (previously filed with Schedule TO on August 11, 2017).
(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (previously filed with Schedule TO on August 11, 2017).
(a)(1)(vii)	Advertisement announcing the commencement of the Offer (previously filed with Schedule TO on August 11, 2017).
(a)(1)(viii)	Supplement to Offer to Purchase, dated August 24, 2017 (previously filed with Amendment No. 1 to Schedule TO on August 24, 2017).
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)

Press Release including announcement of intention to commence the Offer, dated August 8, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 8, 2017)

(a)(5)(ii)	Investor Presentation announcing intention to commence the Offer, dated August 9, 2017 (incorporated by reference to the Schedule TO-C filed on August 9, 2017).
(a)(5)(iii)	Conference call transcript, dated August 9, 2017 (incorporated by reference to the Schedule TO-C filed on August 9, 2017).
(a)(5)(iv)	Press Release announcing the commencement of the Offer, dated August 11, 2017 (previously filed with Schedule TO on August 11, 2017).
(a)(5)(v)	Press Release announcing the extension of the Expiration Date of the Offer, dated August 24, 2017 (previously filed with Amendment No. 1 to Schedule TO on August 24, 2017).
(a)(5)(vi)*	Press Release announcing the Preliminary Results of the Offer, dated September 11, 2017.
(b)	Not applicable.
(d)(1)	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 21, 2015).
(d)(2)

PHH Corporation Unanimous Written Consent of the Board of Directors effective August 18, 2010 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 20, 2010).

(d)(3)	Form of 2011 Non-Qualified Stock Option Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 18, 2011).
(d)(4)	Form of September 2012 Non-Qualified Stock Option Award Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on October 3, 2012).
(d)(5)

Form of Amendment, dated as of July 11, 2014, to the Restricted Stock Unit Award Agreements (incorporated by reference to Exhibit 10.7.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(6)

Form of Amendment, dated as of July 11, 2014, to the Non-Qualified Stock Option Award Agreements (incorporated by reference to Exhibit 10.7.2 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(7)	PHH Corporation 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 29, 2014).
(d)(8)

Form of 2014 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

Exhibit No.	Description
(d)(9)

Form of September 2014 Restricted Stock Unit Award Notice and Agreement, as amended (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 27, 2015).

(d)(10)

Form of October 2014 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(11)

Form of October 2014 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(12)

Form of 2015 Restricted Stock Unit Award Notice and Agreement (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 filed on May 7, 2015).

(d)(13)

Form of 2015 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 filed on May 7, 2015).

(d)(14)

Form of 2016 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(15)

Form of 2016 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed on August 9, 2016).

(d)(16)

Form of May 2016 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(17)

Form of May 2016 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed on August 9, 2016).

(d)(18)

Form of Amendment to the 2015 Performance Restricted Stock Unit Award Pursuant to the PHH Corporation 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.6.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed on February 28, 2017).

(d)(19)

PHH Corporation Equity Compensation Program for Non-Employee Directors (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 27, 2015).

(d)(20)

Form of 2014 Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(21)	PHH Corporation Tier I Severance Pay Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on October 3, 2012).
(d)(22)	Amended and Restated Tier I Severance Pay Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 25, 2016).
(d)(23)	PHH Corporation Tier II Severance Pay Plan (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 27, 2015).
(d)(24)

PHH 2015 Corporation Management Incentive Plan (Under the PHH Corporation 2014 Equity and Incentive Plan) (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed on August 9, 2016).

(d)(25)

First Amendment To The PHH Corporation Equity Compensation Program For Non-Employee Directors (Under the PHH Corporation 2014 Equity and Incentive Plan) (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(26)

Severance Letter Agreement dated March 29, 2017 to William F. Brown from PHH Corporation(incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

Exhibit No.	Description
(d)(27)

Severance Letter Agreement dated March 29, 2017 to Leith Kaplan from PHH Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(28)

Employment Agreement effective as of March 30, 2017 between PHH Corporation and Rob Crowl (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(29)

Employment Agreement effective as of March 30, 2017 between PHH Corporation and Michael Bogansky (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(30)

Form of 2017 Cash Performance Incentive Award Pursuant to the PHH Corporation 2014 Equity And Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(31)

Form of PHH Corporation Management Incentive Plan 2017 Award Notice (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(g)	Not applicable
(h)	Not applicable

*  Filed herewith.